SECUR  ION

12062880

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 43494

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JDL Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Dove Street, Suite 160
(No. and Street)

Newport Beach, (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Derek Lewis (949) 752-5206
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodrich Baron Goodyear L.L.P.
(Name – *if individual, state last, first, middle name*)

6700 E. Pacific Coast Highway, Suite 255, Long Beach, California 90803
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 28 2012
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 12/10

12/10

OATH OR AFFIRMATION

I, J. Derek Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JDL Securities Corporation, as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Signature

J. Derek Lewis, President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Orange



DORA J. WESTCOTT
Commission # 1886563
Notary Public - California
San Diego County
My Comm. Expires Apr 22, 2014

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me

on this 18 (Date) day of October (Month), 2012 (Year), by

(1) J. Derek Lewis, President, (Name of Signer)

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) N/A, (Name of Signer)

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature Dora J. Westcott
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

RIGHT THUMBPRINT OF SIGNER #1 — Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2 — Top of thumb here

Further Description of Any Attached Document

Title or Type of Document: N/A

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

CONTENTS

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
JDL Securities Corporation
Newport Beach, California

We have audited the statement of financial condition of JDL Securities Corporation as of September 30, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as, well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JDL Securities Corporation as of September 30, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 through 12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Long Beach, California
November 13, 2012

JDL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2012

ASSETS

Cash and cash equivalents:		
Cash		$ 38,364
Deposit - Clearing Agent - allowable		25,000
Total cash and cash equivalents		63,364
Receivables:		
Commissions	$ 5,618	
Mutual fund concessions - Under 30 days - allowable	1,370	
Total receivables		6,988
Marketable securities		45,209
Other assets:		
Prepaid expenses	1,762	
CRD account	227	
Total other assets		1,989
Total assets		$ 117,550

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$ 12,525	
Commissions payable - Settled trades	5,808	
Commissions payable - Trade not settled	685	
Total liabilities		19,018
Stockholder's equity:		
Common stock, no par value; 100,000 shares authorized; 50,100 shares issued and outstanding	50,100	
Retained earnings	48,432	
Total stockholder's equity		98,532
Total liabilities and stockholder's equity		$ 117,550

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
STATEMENT OF INCOME

YEAR ENDED SEPTEMBER 30, 2012

Revenues:	
Commissions and concessions	$ 1,300,480
Interest and dividends	364
Other revenue	116
Realized and unrealized gains/losses on securities	6,278
Total revenues	1,307,238
Expenses:	
Travel	402
Meals and entertainment	1,360
Commissions	387,302
Data processing	12,935
Office supplies and printing	1,689
Regulatory fees	15,796
Professional fees	35,729
Maintenance	4,993
Clearing broker fees	41,016
Quote services	2,562
Salaries, wages and employee benefits - See note 5	586,756
Payroll taxes	51,871
Fidelity bond	2,707
Taxes and licenses	1,608
Dues and subscription	28,090
Administrative expense allocation - See note 5	72,732
Other Expense - See note 5	34,889
Total expenses	1,282,437
Income before income taxes	24,801
Income taxes	10,800
Net income	$ 14,001

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED SEPTEMBER 30, 2012

	Common Stock	Retained Earnings	Total
Balance, beginning of year	50,100	34,431	84,531
Dividend paid	-	-	-
Net income	-	14,001	14,001
Balance, end of year	$ 50,100	48,432	98,532

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2012

Cash flows from operating activities:	
Net income	$ 14,001
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized/realized (gain) loss on securities	(6,278)
Decrease in accounts receivable	3,158
Inccrease in prepaid expenses	(27)
Decrease in other assets	41
Increase in accounts payable and accrued expenses	582
Decrease in commissions and concessions payable	3,285
Net cash flows provided by operating activities	14,762
Cash flows from investing activities:	-
Cash flows from financing activities	-
Net increase in cash	14,762
Cash, beginning of year	48,602
Cash, end of year	$ 63,364

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

JDL Securities Corporation is a California corporation that is a securities broker-dealer and a wholly-owned subsidiary of J. Derek Lewis & Associates, Inc., a registered investment advisor registered with the Securities and Exchange Commission. The Firm is subject to a minimum net capital requirement of $ 5,000 pursuant to SEC Rule 15c3-1 and operates pursuant to the (K) (2) (ii) exemptive provisions of SEC Rule 15c3-3. The Firm is an introducing broker/dealer and clears transactions with and for customers on a fully-disclosed basis through a clearing agent. The Firm's primary business consists of mutual funds. The Firm does not hold customer funds or securities. The Firm requires no collateral for its trade receivables.

Method of Accounting

The Firm maintains its books and records on the accrual basis of accounting and uses the trade date basis for recording all securities transactions.

SIPC

The SIPC assessment has been determined fairly in accordance with instructions and was remitted timely.

Cash Equivalents

For purposes of the statement of cash flows, the Firm considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure requirements for fair value measurements.

FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Organization has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Fair Value Measurements, continued

The carrying amounts reported in the accompanying Statement of Financial Position for receivables and payables qualify as financial instruments and are a reasonable estimate of fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest.

The following table presents the Firm's assets and related valuation inputs within the fair value hierarchy utilized to measure fair value as of September 30, 2012 on a non-recurring basis:

	Level 1	Level 2	Level 3	Total
Equity securities	$ 45,209	$ -	$ -	$ 45,209

Equity securities are valued at quoted market prices in active markets for identical assets.

Income Taxes

The Firm files consolidated federal and state income tax returns with its parent, J. Derek Lewis and Associates, Inc. and is allocated a portion of the consolidated tax liability based upon its share, if any, of net income.

The Firm has adopted the provisions of FASB ASC Income Taxes-Overall-Recognition, which requires them to disclose unrecognized tax benefits as a result of tax positions taken during prior period. FASB ASC also requires the Firm to recognize any interest and penalties associated with its tax positions. Management has evaluated the tax positions that the Firm has taken in the prior year and determined that there are no unrecognized tax benefits to be recorded in 2011/12.

The Firm's Federal and California tax returns are subject to examination for three and four years, respectfully, after they were filed.

(2) INVESTMENTS

As of September 30, 2012, investments consist of shares of various stocks held for Firm investment trading purposes with a value of $45,209 and a cost of $28,915.

(3) INCOME TAXES

Income tax expense consists of the following:

	Federal	California	Total
Current	$ 7,500	3,300	10,800
Deferred	-	-	-
Total	$ 7,500	3,300	10,800

(3) INCOME TAXES, continued

The Firm accounts for its income taxes per the Income Taxes Topic of FASB ASC, and uses an asset and liability approach. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. The deferred tax items consist primarily of the use of accrual basis for financial purposes and the cash basis for tax purposes. The aggregate deferred items were not material at the end of the year.

(4) COMMISSION AND CONCESSION REVENUE

Included in commission and concession revenue in the accompanying statement of income are the following:

Commissions - Clearing agent	$	80,266
Concessions - Direct/Mutual Funds		67,928
Concessions - Trails/Mutual Funds		164,798
Concessions - 529 Plan		16,203
Section 12B(1) fees		971,285
Other Income		-
	$	1,300,480

(5) EXPENSE SHARING AGREEMENT

The Firm has entered into an expense sharing agreement with its parent, J. Derek Lewis & Associates. Under this agreement, certain administrative, personnel, and other expenses are initially paid by the parent and a portion is allocated to the Firm. Also, certain salaries and wages paid by the Firm are allocated to the parent based on an allocation of effort incurred on behalf of the parent. The net amounts allocated to the Firm and included in the statement of income for the year are as follows:

Salaries, wages and employee benefits	$	61,272
Administrative expense allocation		72,732
Other expenses		30,151
Total	$	164,155

(6) RETIREMENT PLAN

The Firm sponsors a Simplified Employee Pension Plan which is available to all employees who have reached the minimum age requirement of twenty-one and have provided service for at least one year. Under the plan, employees may elect to defer up to fifteen percent of their compensation. The Firm, at its discretion, may elect to participate up to twenty five percent of compensation with a maximum of $40,000 per individual. Under the plan, vesting is immediate. The Firm contributed $34,045 to the plan during the year.

(7) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year end through the date that the financial statements were available for issuance which was November 13, 2012. No transactions or events were found that were material enough to require recognition in the financial statements.

(8) NET CAPITAL

The Firm is subject to a $5,000 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of September 30, 2012, the net capital was $89,762 which exceeded the required minimum capital by $84,762, and the aggregate indebtedness to net capital ratio was .21 to 1.

JDL SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

SEPTEMBER 30, 2012

Total equity from statement of financial condition		$	98,532
Less non-allowable assets:			
CRD deposit	(227)		
Prepaid expenses	(1,762)		
			(1,989)
Net capital before haircut			96,543
Haircut - Securities @ 15% of $45,209			(6,781)
Net capital			89,762

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Net capital from above	$	89,762
Excess net capital	$	84,762

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$	19,018
Ratio of aggregate indebtedness to net capital		.21 to1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital as reported above.

JDL SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2012

Not Applicable - The Firm is exempt pursuant to the (K)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

JDL SECURITIES CORPORATION
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2012

Not Applicable - The Firm is exempt pursuant to the (K)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
JDL Securities Corporation
Newport Beach, California

In planning and performing our audit of the financial statements of JDL Securities Corporation (the Firm), as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Firm's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Firm's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Long Beach, California
November 13, 2012

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

The Board of Directors
JDL Securities Corporation
Newport Beach, CA

Dear Board Members:

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2012, which were agreed to by JDL Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating JDL Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). JDL Securities Corporation's management is responsible for the JDL Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with the respective cash disbursement record entries, noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the period ended September 30, 2012, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments, noting no differences.

5. Noted an overpayment is reflected on the SIPC-7 which resulted from a prior year overpayment which remains unused. We concur with the overpayment calculation.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

The Board of Directors
JDL Securities Corporation

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Long Beach, California
November 13, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 9/30/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043494 FINRA SEP
JDL SECURITIES CORP
1001 DOVE ST STE 160
NEWPORT BEACH CA 92660-2820

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Reny Greenleaf
949-752-5206

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid

C. Less prior overpayment applied (1,730.42)

D. Assessment balance due or (overpayment) (1,730.42)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ (1,730.42)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ —

H. Overpayment carried forward $(1,730.42)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JDL Securities Corporation
(Name of Corporation, Partnership or other organization)

Greenleaf
(Authorized Signature)

CFO
(Title)

Dated the 18 day of October, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2011 and ending 9/30/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,307,238
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,262,812
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	36,935
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	6,277
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	2,530
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): reimb. from employees (Deductions in excess of $100,000 require documentation)	118
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,308,672
2d. SIPC Net Operating Revenues	$ (1,434)
2e. General Assessment @ .0025	$ 0 (to page 1, line 2.A.)

JDL SECURITIES CORPORATION

SUPPLEMENTAL REPORT

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT RECONCILIATION

YEAR ENDED SEPTEMBER 30, 2012

(With Independent Accountants' Report
On Applying Agreed-Upon Procedures)